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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Silicon Graphics, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
827056300
(CUSIP Number)
Southpaw Asset Management LP
Four Greenwich Office Park
Greenwich, CT 06831
(203) 862.6206
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

April 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	CUSIP No. 827056300

1	NAMES OF REPORTING PERSONS Southpaw Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		475,083

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		475,083

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	475,083

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	827056300

1	NAMES OF REPORTING PERSONS Southpaw Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		475,083

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		475,083

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	475,083

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	827056300

1	NAMES OF REPORTING PERSONS Kevin Wyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		475,083

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		475,083

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	475,083

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	827056300

1	NAMES OF REPORTING PERSONS Howard Golden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		475,083

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		475,083

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	475,083

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D/A
This Amendment No. 1 (this “Amendment”) to Schedule 13D relates to shares of common stock, $0.01 par value (“Common Stock”), of Silicon Graphics, Inc. (the “Issuer”), and is being filed on behalf of (i) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to Southpaw Credit Opportunity Master Fund LP (the “Fund”), a Cayman Islands limited partnership, and a managed account (the “Managed Account”), each of which hold the shares of Common Stock, (ii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iii) Kevin Wyman, a principal of Southpaw Holdings, and (iv) Howard Golden, a principal of Southpaw Holdings (the persons mentioned in (i), (ii) (iii) and (iv) are referred to as the “Reporting Persons”). This Amendment modifies the original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 13, 2007.

Item 3.	Source and Amount of Funds
The response to Item 3 of the Schedule 13D is amended and restated in its entirety as follows:
As of the date of filing of this Schedule 13D, the Reporting Persons had invested in Common Stock of the Issuer in the amount of: $10,732,683, through the Fund and the Managed Account. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer
The response to Item 5 of the Schedule 13D is amended and restated in its entirety as follows:
(a) As of the filing date of this Schedule 13D, the Reporting Persons beneficially own 475,083 shares of Common Stock of the Issuer, which represents 4.2% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 475,083 shares of Common Stock beneficially owned by the Reporting Persons, by (ii) 11,180,334 shares of Common Stock outstanding as of January 25, 2008, as reported in the Issuer’s Form 10-Q filed with the SEC on February 6, 2008.
(b) The Reporting Persons have the power to vote and dispose of the 475,083 shares of Common Stock held by Fund and the Managed Account.
The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 475,083 shares of Common Stock owned by Fund or the Managed Account. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim all such beneficial ownership beyond their pecuniary interest.
(c) The transactions in the Issuer’s securities by the Reporting Persons during the period sixty days prior to the obligation to file this Schedule 13D (and while the Reporting Persons beneficially owned more than five percent of the Issuer’s Common Stock) are listed as Exhibit 2 attached hereto and made a part hereof.

(d) Not Applicable.
(e) On March 13, 2008, the Reporting Persons ceased to be the beneficial owners of more than five percent of the issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits
Item 7 is amended by amending the previous Exhibit 2:

Exhibit 2
Transactions in the Issuer’s securities by the Reporting Persons in the sixty days prior to the obligation to file this Schedule 13D (and while the Reporting Persons beneficially owned more than five percent of the Issuer’s Common Stock).

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 11, 2008

Southpaw Asset Management LP By: Southpaw Holdings LLC, its general partner
By:	/s/ Howard Golden
	Name:	Howard Golden
	Title:	Managing Member

Southpaw Holdings LLC
By:	/s/ Howard Golden
	Name:	Howard Golden
	Title:	Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden

Exhibit Index

Exhibit
Number	Description

Exhibit 2	Transactions in the Issuer’s securities by the Reporting Persons in the sixty days prior to the obligation to file this Schedule 13D.